UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: April 29, 2010

Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

This Form 6-K consists of the press release issued by UBS AG which appears immediately following this page.

UBS AG

Media Relations
Doug Morris
Tel: +1-212-882-5694

Media release	www.ubs.com

April 29, 2010
UBS Enters Agreement to Acquire Brazilian Financial Services Firm Link Investimentos
Zurich/New York, April 29, 2010 — UBS announced today that it has entered into an agreement to acquire the Brazilian brokerage firm Link Investimentos for a total consideration of Reais 195 million (approximately USD 112 million). The transaction is expected to close during fourth quarter 2010, subject to Central Bank of Brazil approval.
Link Investimentos was founded in 1998 as an independent broker-dealer, and has offices in São Paulo and Curitiba. Link is one of the largest independent broker-dealers in Brazil with a strong position in equities, equity research and equity derivatives, as well as exchange traded FX, fixed income and commodity products. Since 2002, Link has been the leader in exchange traded fixed income and exchange traded commodities products in Brazil. Link also provides private wealth management and asset management services. It is a private partnership with 279 staff, including 73 partners.
Under the terms of the transaction, UBS has agreed to acquire 100 percent of the shares of Link Holding Financeira S.A., the parent that holds all shares of the licensed operating company Link S.A. CCTVM (“Link Investimentos”). Its businesses will be integrated into the Investment Bank, Wealth Management, and Asset Management divisions of UBS. Upon closing, the combined entity in Brazil will be re-branded as UBS. UBS will not acquire Link’s retail online brokerage business.
Carsten Kengeter, Co-CEO of UBS Investment Bank, said: “Brazil represents two-thirds of the Latin American economy and is expected to be the world’s fifth largest economy by 2015. It is crucial that we have on-shore capabilities to serve our clients in globally important markets such as Brazil.”

Alex Wilmot-Sitwell, Co-CEO of UBS Investment Bank, said: “We view Brazil as a strategically important market with significant growth potential. The acquisition of Link Investimentos provides a platform for UBS to re-build our presence and expand our footprint in Brazil.”
Raul Esquivel, Head of Latin America for UBS Investment Bank, said: “Link Investimentos is well-established and highly regarded in Brazil. We believe our clients will benefit from the addition of domestic Brazil trading capabilities, and from the new products and services we will be able to offer.”
Daniel Mendonça de Barros, CEO of Link Investimentos said: “We are excited to join UBS to build on the successes that Link has had in Brazil and create a leading financial services organization in this important and dynamic market. I am confident that our clients will benefit greatly from the global breadth of UBS’s product offering and strength of advice and service for which UBS is known.”
About UBS
Headquartered in Zurich and Basel, Switzerland, UBS is a client-focused financial services firm that offers a combination of wealth management, asset management and investment banking services on a global and regional basis. By delivering a full range of advice, products and services to its private, corporate and institutional clients, UBS aims to generate sustainable earnings, create value for its shareholders, and become the choice of clients worldwide.
UBS is present in all major financial centers worldwide. It has offices in over 50 countries, with about 37% of its employees working in the Americas, 37% in Switzerland, 16% in the rest of Europe and 10% in Asia Pacific. UBS employs about 65,000 people around the world. Its shares are listed on the SIX Swiss Exchange and the New York Stock Exchange (NYSE).
Inquiries:
Doug Morris at +1-212-882-5694 or douglas.o-morris@ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
Title Group Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
Title Director

Date: April 29, 2010